SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF July 2012

COMMISSION FILE NUMBER: 1-07628

HONDA GIKEN KOGYO KABUSHIKI KAISHA

(Name of registrant)

HONDA MOTOR CO., LTD.

(Translation of registrant’s name into English)

1-1, Minami-Aoyama 2-chome, Minato-ku, Tokyo 107-8556, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Contents

Exhibit 1:

On July 10, 2012, Dongfeng Honda Automobile Co., Ltd., a Honda automobile production and sales joint venture in China held a ceremony to commemorate the start of production at its new second automobile plant.

Exhibit 2:

On July 18, 2012, Honda Manufacturing of Indiana, LLC announced that it is investing $40 million to increase annual production capacity by 50,000 units to a total of 250,000 vehicles.

Exhibit 3:

On July 19, 2012, Honda Malaysia Sdn. Bhd. (HMSB), a Honda automobile production and sales joint venture in Malaysia, held a groundbreaking ceremony to mark the start of construction of its second automobile production line at the existing auto plant in Malacca, Malaysia.

Exhibit 4:

On July 31, 2012, Honda Motor Co., Ltd. announced its consolidated financial results for the fiscal first quarter ended June 30, 2012.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HONDA GIKEN KOGYO KABUSHIKI KAISHA ( HONDA MOTOR CO., LTD. )

/s/ Fumihiko Ike
Fumihiko Ike
Senior Managing Officer and Director
Chief Financial Officer
Honda Motor Co., Ltd.

Date: August 7, 2012

Dongfeng Honda Begins Production at New Automobile Plant

On July 10, 2012, Dongfeng Honda Automobile Co., Ltd., a Honda automobile production and sales joint venture in China held a ceremony to commemorate the start of production at its new second automobile plant (in Wuhan, Hubei Province).

The initial annual production capacity of the second plant is 100,000 units; however, plans already exist to expand capacity to 120,000 units next year and to 240,000 units in the future.

For details, please refer to the website of Honda Motor Co., Ltd.

http://world.honda.com/news/2012/c120710Dongfeng-Honda-Automobile-Plant/index.html

Honda’s Indiana Plant to Boost Production Capacity; Add Civic Hybrid

Honda Manufacturing of Indiana, LLC (HMIN) announced today that it is investing $40 million to increase annual production capacity by 50,000 units to a total of 250,000 vehicles. The plant will hire approximately 300 new production associates later this year in preparation for the increased production that will start early next year.

Significantly, early next year, HMIN will add production of the Civic Hybrid, Honda’s most popular hybrid model in the United States. Indiana was the first Honda plant in North America to build a hybrid vehicle when it started Acura ILX Hybrid production in April.

For details, please refer to the website of Honda Motor Co., Ltd.

http://www.hondanews.com/channels/corporate-headlines/releases/honda-s-indiana-plant-to-boost-production-capacity-add-civic-hybrid

Honda Begins Construction of Second Automobile Production Line in Malaysia

On July 19, 2012, Honda Malaysia Sdn. Bhd. (HMSB), a Honda automobile production and sales joint venture in Malaysia, held a groundbreaking ceremony to mark the start of construction of its second automobile production line at the existing auto plant in Malacca, Malaysia.

On the second line, which is scheduled to begin operation before the end of 2013, HMSB is planning to produce mostly small-sized vehicles such as Jazz (known as Fit in Japan), and hybrid vehicles. The annual production capacity of the second line is planned to be 50,000 units, doubling HMSB’s overall production capacity from the current 50,000 units with the first line to 100,000 units. The total investment on the second line is expected to be 350 million Malaysian ringgit (approximately 8.68 billion yen*), and HMSB is planning to hire approximately 700 associates when the second line becomes operational.

* Calculated with the exchange rate of 1 Malaysian ringgit = 24.8 yen

For details, please refer to the website of Honda Motor Co., Ltd

http://world.honda.com/news/2012/c120719Automobile-Production-Line-Malaysia/index.html

July 31, 2012

HONDA MOTOR CO., LTD. REPORTS

CONSOLIDATED FINANCIAL RESULTS

FOR THE FISCAL FIRST QUARTER ENDED JUNE 30, 2012

Tokyo, July 31, 2012 – Honda Motor Co., Ltd. today announced its consolidated financial results for the fiscal first quarter ended June 30, 2012.

First Quarter Results

Honda’s consolidated net income attributable to Honda Motor Co., Ltd. for the fiscal first quarter ended June 30, 2012 totaled JPY 131.7 billion (USD 1,661 million), an increase of 314.3% from the same period last year. Basic net income attributable to Honda Motor Co., Ltd. per common share for the quarter amounted to JPY 73.09 (USD 0.92), an increase of JPY 55.45 (USD 0.70) from JPY 17.64 for the corresponding period last year. One Honda American Depository Share represents one common share.

Consolidated net sales and other operating revenue (herein referred to as “revenue”) for the quarter amounted to JPY 2,435.9 billion (USD 30,714 million), an increase of 42.1% from the same period last year, due primarily to increased revenue in automobile business operation as the production has recovered from the effects of the Great East Japan Earthquake, and increased revenue in motorcycle business operation, despite unfavorable foreign currency translation effects.

Consolidated operating income for the quarter amounted to JPY 176.0 billion (USD 2,219 million), an increase of 679.5% from the same period last year, due primarily to an increase in sales volume and model mix, despite increased SG&A expenses and R&D expenses, and unfavorable foreign currency effects.

Consolidated income before income taxes and equity in income of affiliates for the quarter totaled JPY 194.7 billion (USD 2,456 million), an increase of 564.8% from the same period last year.

Equity in income of affiliates amounted to JPY 20.7 billion (USD 261 million) for the quarter, a decrease of 27.6% from the corresponding period last year.

Business Segment

Motorcycle Business

For the three months ended June 30, 2011 and 2012

	Honda Group Unit Sales				Consolidated Unit Sales
Unit (Thousands)	Three months ended June 30, 2011	Three months ended June 30, 2012	Change	%	Three months ended June 30, 2011	Three months ended June 30, 2012	Change	%
Motorcycle business	3,477	3,911	434	12.5	1,949	2,366	417	21.4
Japan	52	59	7	13.5	52	59	7	13.5
North America	46	59	13	28.3	46	59	13	28.3
Europe	62	60	-2	-3.2	62	60	-2	-3.2
Asia	2,878	3,285	407	14.1	1,350	1,740	390	28.9
Other Regions	439	448	9	2.1	439	448	9	2.1

Note: Honda Group Unit Sales is the total unit sales of completed products of Honda, its consolidated subsidiaries and its affiliates accounted for under the equity method. Consolidated Unit Sales is the total unit sales of completed products corresponding to consolidated net sales to external customers, which consists of unit sales of completed products of Honda and its consolidated subsidiaries.

With respect to Honda’s sales for the fiscal first quarter by business segment, in motorcycle business operation, revenue from sales to external customers increased 4.9%, to JPY 346.6 billion (USD 4,371 million), from the same period last year, due mainly to increased consolidated unit sales, despite unfavorable foreign currency translation effects. Operating income totaled JPY 36.8 billion (USD 464 million), a decrease of 18.1% from the same period last year, due primarily to increased SG&A expenses and unfavorable foreign currency effects, despite increase in sales volume and model mix.

Automobile Business

For the three months ended June 30, 2011 and 2012

	Honda Group Unit Sales				Consolidated Unit Sales
Unit (Thousands)	Three months ended June 30, 2011	Three months ended June 30, 2012	Change	%	Three months ended June 30, 2011	Three months ended June 30, 2012	Change	%
Automobile business	625	999	374	59.8	458	849	391	85.4
Japan	92	185	93	101.1	91	183	92	101.1
North America	225	450	225	100.0	225	450	225	100.0
Europe	35	39	4	11.4	35	39	4	11.4
Asia	216	262	46	21.3	50	114	64	128.0
Other Regions	57	63	6	10.5	57	63	6	10.5

Note: Honda Group Unit Sales is the total unit sales of completed products of Honda, its consolidated subsidiaries and its affiliates accounted for under the equity method. Consolidated Unit Sales is the total unit sales of completed products corresponding to consolidated net sales to external customers, which consists of unit sales of completed products of Honda and its consolidated subsidiaries. Certain sales of automobiles that are financed with residual value type auto loans by our Japanese finance subsidiaries are accounted for as operating leases in conformity with U.S. generally accepted accounting principles and are not included in consolidated net sales to the external customers in our automobile business. As a result, they are not included in Consolidated Unit Sales, but are included in Honda Group Unit Sales of our automobile business.

In automobile business operation, revenue from sales to external customers increased 60.6%, to JPY 1,890.5 billion (USD 23,837 million), from the same period last year due mainly to an increase in consolidated unit sales, despite unfavorable foreign currency translation effects. Operating income totaled JPY 100.6 billion (USD 1,269 million), an increase of JPY 176.8 billion (USD 2,230 million) from the same period last year, due primarily to an increase in sales volume and model mix, despite increased SG&A expenses and R&D expenses, and unfavorable foreign currency effects.

Revenue from customers in the financial services business decreased 3.3%, to JPY 131.2 billion (USD 1,655 million) from the same period last year due mainly to the unfavorable foreign currency translation effects. Operating income decreased 23.8% to JPY 40.8 billion (USD 515 million) from the same period last year due mainly to decrease in residual gain of off-lease vehicle sales and increased cost of credit risk.

Power Product and Other Businesses

For the three months ended June 30, 2011 and 2012

	Honda Group Unit Sales/ Consolidated Unit Sales
Unit (Thousands)	Three months ended June 30, 2011	Three months ended June 30, 2012	Change	%
Power product business	1,512	1,625	113	7.5
Japan	120	82	-38	-31.7
North America	577	758	181	31.4
Europe	307	236	-71	-23.1
Asia	399	421	22	5.5
Other Regions	109	128	19	17.4

Note: Honda Group Unit Sales is the total unit sales of completed products of Honda, its consolidated subsidiaries and its affiliates accounted for under the equity method. Consolidated Unit Sales is the total unit sales of completed products corresponding to consolidated net sales to external customers, which consists of unit sales of completed products of Honda and its consolidated subsidiaries. In power product business, there is no discrepancy between Honda Group Unit Sales and Consolidated Unit Sales for the three months ended June 30, 2011 and for the three months ended June 30, 2012, since no affiliate accounted for under the equity method was involved in the sale of Honda power products.

Revenue from sales to external customers in power product and other businesses decreased 5.6%, to JPY 67.4 billion (USD 851 million), from the same period last year, due mainly to decreased revenue in other businesses and the unfavorable foreign currency translation effects, despite increase in consolidated unit sales of power products. Honda reported an operating loss of JPY 2.2 billion (USD 29 million), a decrease of JPY 2.5 billion (USD 32 million), from the same period last year due mainly to increased SG&A expenses and unfavorable foreign currency effects.

Geographical Information

With respect to Honda’s sales for the fiscal first quarter by geographic segment, in Japan, revenue from domestic and export sales amounted to JPY 1,006.6 billion (USD 12,693 million), an increase of 61.0% from the same period last year due mainly to increased revenue in the automobile business operation. Operating income totaled JPY 60.9 billion (USD 769 million), an increase of JPY 106.8 billion (USD 1,348 million) from the same period last year due mainly to an increase in sales volume and model mix, despite increased SG&A expenses and R&D expenses.

In North America, revenue increased by 65.5%, to JPY 1,214.7 billion (USD 15,316 million), from the same period last year due mainly to increased revenue in the automobile business operation. Operating income totaled JPY 82.2 billion (USD 1,037 million), an increase of 344.1% from the same period last year due mainly to an increase in sales volume and model mix despite increased SG&A expenses and unfavorable foreign currency effects.

In Europe, revenue decreased by 2.0%, to JPY 147.8 billion (USD 1,865 million), from the same period last year mainly due to unfavorable foreign currency translation effects, despite increased revenue in automobile business operation. Honda reported an operating loss of JPY 7.6 billion (USD 96 million), a JPY 1.5 billion (USD 19 million) deterioration from the same period last year mainly due to increased SG&A expenses and unfavorable foreign currency effects, despite an increase in sales volume and model mix.

In Asia, revenue increased by 37.3%, to JPY 512.8 billion (USD 6,466 million), from the same period last year mainly due to increased revenue in the automobile and motorcycle business operations, despite unfavorable foreign currency translation effects. Operating income increased by 26.5%, to JPY 31.7 billion (USD 400 million), from the same period last year due mainly to an increase in sales volume and model mix, despite increased SG&A expenses and unfavorable foreign currency effects.

In Other regions including South America, the Middle East, Africa and Oceania, revenue decreased by 4.2%, to JPY 220.3 billion (USD 2,778 billion) from the same period last year mainly due to unfavorable foreign currency translation effects, despite increased revenue in automobile and motorcycle business operations. Operating income totaled JPY 12.2 billion (USD 155 million), a decrease of 22.0% from the same period last year mainly due to increased SG&A expenses and unfavorable foreign currency effects, despite an increase in sales volume and model mix.

United States dollar amounts have been translated from yen solely for the convenience of the reader at the rate of JPY 79.31=U.S.$1, the mean of the telegraphic transfer selling exchange rate and the telegraphic transfer buying exchange rate prevailing on the Tokyo foreign exchange market on June 30, 2012.

Consolidated Statements of Balance Sheets for the Fiscal First Quarter Ended June 30, 2012

Total assets decreased by JPY 258.2 billion, to JPY 11,522.5 billion from March 31, 2012, mainly due to a decrease in cash and cash equivalents and unfavorable foreign currency translation effects, despite an increase in property on operating leases and inventory. Total liabilities decreased by JPY 307.4 billion, to JPY 6,945.0 billion from March 31, 2012, mainly due to a decrease in trade accounts payable and foreign currency translation effects. Total equity increased by JPY 49.2 billion, to JPY 4,577.5 billion from March 31, 2012 due mainly to an increase from net income, despite unfavorable foreign currency translation results.

Consolidated Statements of Cash Flow for the Fiscal First Quarter Ended June 30, 2012

Consolidated cash and cash equivalents on June 30, 2012 decreased by JPY 113.1 billion from March 31, 2012, to JPY 1,133.9 billion. The reasons for the increases or decreases for each cash flow activity, when compared with the same period of the previous fiscal year, are as follows:

Cash flow from operating activities

Net cash provided by operating activities amounted to JPY 176.4 billion of cash inflows for the fiscal first quarter ended June 30, 2012. Cash inflows from operating activities decreased by JPY 25.2 billion compared with same period of the previous fiscal year due mainly to increased payments for parts and raw materials caused by increase in automobile production, despite increase in cash received from customers primarily led by increased unit sales in the automobile business.

Cash flow from investing activities

Net cash used in investing activities amounted to JPY 258.7 billion of cash outflows. Cash outflows from investing activities increased by JPY 78.9 billion compared with the same period of the previous fiscal year, due mainly to an increase in capital expenditures and an increase in purchases of operating lease assets, despite a decrease in acquisitions of finance subsidiaries-receivables and an increase in proceeds from sales of operating lease assets.

Cash flow from financing activities

Net cash used in financing activities amounted to JPY 19.8 billion of cash outflows. Cash outflows from financing activities decreased by JPY 13.2 billion compared with the previous fiscal year, due mainly to an increase in proceeds from short-term debt and a decrease in dividends paid to noncontrolling interests, despite increase in repayment of long-term debt due mainly to redemption of corporate debt securities.

Forecasts for the Fiscal Year Ending March 31, 2013

Although uncertainties concerning the economic situation, market trends, and fluctuations in foreign currency exchange remain, after taking the fiscal first quarter consolidated financial results into consideration, Honda has not revised its previously announced consolidated financial results forecasts for the fiscal year ending March 31, 2013.

Honda projects consolidated results to be as shown below:

Fiscal year ending March 31, 2013

	Yen (billions)	Changes from FY 2012
Net sales and other operating revenue	10,300	+29.6%
Operating income	620	+168.0%
Net income attributable to Honda Motor Co., Ltd.	470	+122.2%

	Yen
Basic net income attributable to Honda Motor Co., Ltd. per common share	260.78

Note: The forecasts are based on the assumption that the average exchange rates for the Japanese yen to the U.S. dollar and the Euro will be JPY 80 and JPY 105, respectively, for the full year ending March 31, 2013.

The reasons for the increases or decreases for forecasts of the operating income, and income before income taxes and equity in income of affiliates for the fiscal year ending March 31, 2013 from the corresponding period last year are as follows.

Yen (billions)
Revenue, model mix, etc., excluding currency effect	476.8
Cost reduction, the effect of raw material cost fluctuations, etc.	152.0
SG&A expenses, excluding currency effect	-205.0
R&D expenses	-35.2
Currency effect	0.0

Operating income compared with fiscal year 2012	388.6

Fair value of derivative instruments	-8.0
Others	-3.0

Income before income taxes and equity in income of affiliates compared with fiscal year 2012	377.5

Dividend per Share of Common Stock

The Board of Directors of Honda Motor Co., Ltd., at its meeting held on July 31, 2012, resolved to make the quarterly dividend JPY 19 per share of common stock, the record date of which is June 30, 2012. The total expected annual dividend per share of common stock for the fiscal year ending March 31, 2012, is JPY 76 per share.

This announcement contains “forward-looking statements” as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such statements are based on management’s assumptions and beliefs taking into account information currently available to it. Therefore, please be advised that Honda’s actual results could differ materially from those described in these forward-looking statements as a result of numerous factors, including general economic conditions in Honda’s principal markets and foreign exchange rates between the Japanese yen and the U.S. dollar, the Euro and other major currencies, as well as other factors detailed from time to time.

Other Information

1. Accounting policies specifically applied for quarterly consolidated financial statements

(a) Income taxes

Honda computes interim income tax expense (benefit) by multiplying reasonably estimated annual effective tax rate, which includes the effects of deferred taxes, by year-to-date income before income taxes and equity in income of affiliates for the fiscal three months ended June 30, 2012. If a reliable estimate cannot be made, Honda utilizes the actual year-to-date effective tax rate.

2. Changes in accounting policy

(a) Adoption of New Accounting Pronouncements

In June 2011, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2011-05 “Presentation of Comprehensive Income”, which amends the FASB Accounting Standards Codification (ASC) 220 “Comprehensive Income”. This amendment requires reporting entities to report other comprehensive income as components of comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements and is effective retrospectively.

In December 2011, the FASB issued ASU 2011-12 “Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in Accounting Standards Update No. 2011-05”, which defers the effective date of pending amendments to current accounting guidance prescribed in ASU 2011-05.

Honda adopted ASU 2011-05 as amended by ASU 2011-12, effective April 1, 2012, and discloses consolidated statements of comprehensive income as two separate but consecutive statements.

(b) Change in depreciation method

Previously, Honda used principally the declining-balance method for calculating the depreciation of property, plant and equipment. In recent years, because sales of global strategic product models are increasing, Honda has been enhancing its production systems and the versatility of production equipment to have better flexibility to meet changes in global customer demand. Further, Honda has resumed more normalized capital expenditures which Honda had previously held down due to financial crisis beginning in the fiscal year ended March 31, 2009. Effective April 1, 2012, Honda changed to the straight line method of depreciation because management believes it better reflects the future economic benefit from the usage of property, plant and equipment under this more flexible and versatile production arrangement. The effect of the change in depreciation method is recognized prospectively as a change in accounting estimate in accordance with the FASB Accounting Standards Codification 250 “Accounting Changes and Error Corrections”.

As a result of the change in depreciation method, depreciation expense decreased by approximately JPY 10,139 million for the three months ended June 30, 2012. Net income attributable to Honda Motor Co., Ltd. and Basic net income attributable to Honda Motor Co., Ltd. per common share increased by approximately JPY 6,430 million and JPY 3.57 yen, respectively, for the three months ended June 30, 2012.

Consolidated Financial Summary

For the three months ended June 30, 2011 and 2012

Financial Highlights

	Yen (millions)
	Three months ended Jun. 30, 2011 unaudited	Three months ended Jun. 30, 2012 unaudited
Net sales and other operating revenue	1,714,596	2,435,909
Operating income	22,579	176,013
Income before income taxes and equity in income of affiliates	29,299	194,780
Net income attributable to Honda Motor Co., Ltd.	31,797	131,723

	Yen
Basic net income attributable to Honda Motor Co., Ltd. per common share	17.64	73.09

U.S. Dollars (millions)
Three months ended Jun. 30, 2012 unaudited
Net sales and other operating revenue	30,714
Operating income	2,219
Income before income taxes and equity in income of affiliates	2,456
Net income attributable to Honda Motor Co., Ltd.	1,661

U.S. Dollars
Basic net income attributable to Honda Motor Co., Ltd. per common share	0.92

[1] Consolidated Balance Sheets

	Yen (millions)
	Mar. 31, 2012 audited	Jun. 30, 2012 unaudited
Assets
Current assets:
Cash and cash equivalents	1,247,113	1,133,944
Trade accounts and notes receivable	812,155	806,273
Finance subsidiaries-receivables, net	1,081,721	1,064,673
Inventories	1,035,779	1,062,688
Deferred income taxes	188,755	166,861
Other current assets	373,563	314,635

Total current assets	4,739,086	4,549,074

Finance subsidiaries-receivables, net	2,364,393	2,293,886

Investments and advances:
Investments in and advances to affiliates	434,744	455,925
Other, including marketable equity securities	188,863	170,254

Total investments and advances	623,607	626,179

Property on operating leases:
Vehicles	1,773,375	1,762,510
Less accumulated depreciation	300,618	288,307

Net property on operating leases	1,472,757	1,474,203

Property, plant and equipment, at cost:
Land	488,265	485,690
Buildings	1,492,823	1,523,523
Machinery and equipment	3,300,727	3,289,434
Construction in progress	191,107	170,138

	5,472,922	5,468,785
Less accumulated depreciation and amortization	3,499,464	3,493,376

Net property, plant and equipment	1,973,458	1,975,409

Other assets	607,458	603,774

Total assets	11,780,759	11,522,525

[1] Consolidated Balance Sheets – continued

	Yen (millions)
	Mar. 31, 2012 audited	Jun. 30, 2012 unaudited
Liabilities and Equity
Current liabilities:
Short-term debt	964,848	1,023,616
Current portion of long-term debt	911,395	825,471
Trade payables:
Notes	26,499	28,130
Accounts	942,444	807,230
Accrued expenses	489,110	451,072
Income taxes payable	24,099	39,229
Other current liabilities	221,364	232,689

Total current liabilities	3,579,759	3,407,437

Long-term debt, excluding current portion	2,235,001	2,140,007
Other liabilities	1,437,709	1,397,578

Total liabilities	7,252,469	6,945,022

Equity:
Honda Motor Co., Ltd. shareholders’ equity:
Common stock, authorized 7,086,000,000 shares; issued 1,811,428,430 shares on Mar. 31, 2012 and 1,811,428,430 shares on Jun. 30, 2012	86,067	86,067
Capital surplus	172,529	172,529
Legal reserves	47,184	47,326
Retained earnings	5,769,029	5,873,576
Accumulated other comprehensive income (loss), net	(1,646,078)	(1,703,789)
Treasury stock, at cost 9,128,871 shares on Mar. 31, 2012 and 9,128,996 shares on Jun. 30, 2012	(26,117)	(26,117)

Total Honda Motor Co., Ltd. shareholders’ equity	4,402,614	4,449,592

Noncontrolling interests	125,676	127,911

Total equity	4,528,290	4,577,503

Commitments and contingent liabilities

Total liabilities and equity	11,780,759	11,522,525

[2] Consolidated Statements of Income and Consolidated Statements of Comprehensive Income

Consolidated Statements of Income

For the three months ended June 30, 2011 and 2012

	Yen (millions)
	Three months ended Jun. 30, 2011 unaudited	Three months ended Jun. 30, 2012 unaudited
Net sales and other operating revenue	1,714,596	2,435,909
Operating costs and expenses:
Cost of sales	1,289,640	1,791,214
Selling, general and administrative	292,167	342,683
Research and development	110,210	125,999

	1,692,017	2,259,896

Operating income	22,579	176,013
Other income (expenses):
Interest income	7,836	7,699
Interest expense	(2,544)	(3,016)
Other, net	1,428	14,084

	6,720	18,767

Income before income taxes and equity in income of affiliates	29,299	194,780
Income tax expense:
Current	22,478	35,871
Deferred	1,428	41,962

	23,906	77,833

Income before equity in income of affiliates	5,393	116,947
Equity in income of affiliates	28,638	20,732

Net income	34,031	137,679
Less: Net income attributable to noncontrolling interests	2,234	5,956

Net income attributable to Honda Motor Co., Ltd.	31,797	131,723

	Yen
Basic net income attributable to Honda Motor Co., Ltd. per common share	17.64	73.09

Consolidated Statements of Comprehensive Income

	Yen (millions)
	Three months ended Jun. 30, 2011	Three months ended Jun. 30, 2012
Net income	34,031	137,679
Other comprehensive income (loss), net of tax:
Adjustments from foreign currency translation	(36,590)	(50,448)
Unrealized gains (losses) on available-for-sale securities, net	3,305	(9,808)
Unrealized gains (losses) on derivative instruments, net	115	139
Pension and other postretirement benefits adjustments	1,706	2,363

Other comprehensive income (loss), net of tax	(31,464)	(57,754)

Comprehensive income	2,567	79,925
Less: comprehensive income attributable to noncontrolling interests	2,151	5,913

Comprehensive income attributable to Honda Motor Co., Ltd.	416	74,012

[3] Consolidated Statements of Cash Flows

	Yen (millions)
	Three months ended Jun. 30, 2011 unaudited	Three months ended Jun. 30, 2012 unaudited
Cash flows from operating activities:
Net income	34,031	137,679
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation excluding property on operating leases	77,459	70,473
Depreciation of property on operating leases	51,679	58,105
Deferred income taxes	1,428	41,962
Equity in income of affiliates	(28,638)	(20,732)
Dividends from affiliates	9,806	11,416
Provision for credit and lease residual losses on finance subsidiaries-receivables	1,137	1,884
Impairment loss on investments in securities	193	—
Impairment loss on property on operating leases	—	149
Loss (gain) on derivative instruments, net	(10,434)	(29,166)
Decrease (increase) in assets:
Trade accounts and notes receivable	144,351	(22,137)
Inventories	90,193	(52,945)
Other current assets	70,907	67,630
Other assets	4,149	(14,114)
Increase (decrease) in liabilities:
Trade accounts and notes payable	(147,329)	(70,457)
Accrued expenses	(61,496)	(23,605)
Income taxes payable	(5,626)	15,567
Other current liabilities	(13,613)	23,050
Other liabilities	(2,014)	(1,668)
Other, net	(14,485)	(16,638)

Net cash provided by (used in) operating activities	201,698	176,453

Cash flows from investing activities:
Increase in investments and advances	(10,760)	(5,968)
Decrease in investments and advances	4,179	5,911
Payments for purchases of held-to-maturity securities	(9,867)	(1,002)
Proceeds from redemptions of held-to-maturity securities	25,366	2,896
Capital expenditures	(73,552)	(135,802)
Proceeds from sales of property, plant and equipment	8,668	6,230
Acquisitions of finance subsidiaries-receivables	(495,823)	(484,690)
Collections of finance subsidiaries-receivables	451,749	459,109
Purchases of operating lease assets	(186,481)	(226,838)
Proceeds from sales of operating lease assets	106,680	121,383

Net cash provided by (used in) investing activities	(179,841)	(258,771)

[3] Consolidated Statements of Cash Flows – continued

	Yen (millions)
	Three months ended Jun. 30, 2011 unaudited	Three months ended Jun. 30, 2012 unaudited
Cash flows from financing activities:
Increase (decrease) in short-term debt, net	50,500	91,962
Proceeds from long-term debt	185,827	255,113
Repayment of long-term debt	(229,805)	(336,187)
Dividends paid	(27,034)	(27,034)
Dividends paid to noncontrolling interests	(12,548)	(3,678)
Sales (purchases) of treasury stock, net	(2)	(0)

Net cash provided by (used in) financing activities	(33,062)	(19,824)

Effect of exchange rate changes on cash and cash equivalents	(6,463)	(11,027)

Net change in cash and cash equivalents	(17,668)	(113,169)

Cash and cash equivalents at beginning of the year	1,279,024	1,247,113

Cash and cash equivalents at end of the period	1,261,356	1,133,944

[4] Assumptions for Going Concern

None

[5] Significant changes in Honda Motor Co., Ltd. shareholders’ equity

None

[6] Segment Information

Honda has four reportable segments: the Motorcycle business, the Automobile business, the Financial services business and the Power product & other businesses, which are based on Honda’s organizational structure and characteristics of products and services. Operating segments are defined as components of Honda’s about which separate financial information is available that is evaluated regularly by management in deciding how to allocate resources and in assessing performance. The accounting policies used for these reportable segments are consistent with the accounting policies used in Honda’s consolidated financial statements.

Principal products and services, and functions of each segment are as follows:

Segment	Principal products and services	Functions
Motorcycle business	Motorcycles, all-terrain vehicles (ATVs) and relevant parts	Research & Development, Manufacturing, Sales and related services

Automobile business	Automobiles and relevant parts	Research & Development, Manufacturing Sales and related services

Financial services business	Financial, insurance services	Retail loan and lease related to Honda products, and Others

Power product & Other businesses	Power products and relevant parts, and others	Research & Development, Manufacturing Sales and related services, and Others

1. Segment information based on products and services

As of and for the three months ended June 30, 2011

	Yen (millions)
	Motorcycle Business	Automobile Business	Financial Services Business	Power Product & Other Businesses	Segment Total	Reconciling Items	Consolidated
Net sales and other operating revenue:
External customers	330,364	1,176,913	135,823	71,496	1,714,596	—	1,714,596
Intersegment	—	1,915	2,806	2,442	7,163	(7,163)	—

Total	330,364	1,178,828	138,629	73,938	1,721,759	(7,163)	1,714,596

Segment income (loss)	44,933	(76,228)	53,614	260	22,579	—	22,579

Assets	1,065,166	4,473,884	5,445,704	353,722	11,338,476	(116,217)	11,222,259
Depreciation and amortization	9,712	64,936	52,061	2,429	129,138	—	129,138
Capital expenditures	11,182	50,067	187,244	2,010	250,503	—	250,503

As of and for the three months ended June 30, 2012

	Yen (millions)
	Motorcycle Business	Automobile Business	Financial Services Business	Power Product & Other Businesses	Segment Total	Reconciling Items	Consolidated
Net sales and other operating revenue:
External customers	346,650	1,890,510	131,279	67,470	2,435,909	—	2,435,909
Intersegment	—	4,250	2,747	2,488	9,485	(9,485)	—

Total	346,650	1,894,760	134,026	69,958	2,445,394	(9,485)	2,435,909

Segment income (loss)	36,802	100,661	40,837	(2,287)	176,013	—	176,013

Assets	954,591	4,954,836	5,567,623	286,651	11,763,701	(241,176)	11,522,525
Depreciation and amortization	8,245	60,005	58,405	1,923	128,578	—	128,578
Capital expenditures	11,798	87,036	227,015	2,033	327,882	—	327,882

Explanatory notes:

1.	Intersegment sales and revenues are generally made at values that approximate arm’s-length prices.

2.	Unallocated corporate assets, included in reconciling items, amounted to JPY 354,296 million as of June 30, 2011 and JPY 253,703 million as of June 30, 2012 respectively, which consist primarily of cash and cash equivalents, available-for-sale securities and held-to-maturity securities held by the Company. Reconciling items also include elimination of intersegment transactions.

3.	Depreciation and amortization of Financial Services Business include JPY 51,679 million for the three months ended June 30, 2011 and JPY 58,105 million for the three months ended June 30, 2012, respectively, of depreciation of property on operating leases.

4.	Capital expenditure of Financial Services Business includes JPY 186,481 million for the three months ended June 30, 2011 and JPY 226,838 million for the three months ended June 30, 2012 respectively, of purchase of operating lease assets.

5.	The amounts of Net sales and other operating revenue Intersegment for the three months ended June 30, 2011 have been corrected from the amounts previously disclosed.

6.	Previously, Honda used principally the declining-balance method for calculating the depreciation of property, plant and equipment. Effective April 1, 2012, Honda changed to the straight line method of depreciation. As a result of the change in depreciation method, depreciation expense decreased by approximately JPY 1,197 million in Motorcycle Business, JPY 8,471 million in Automobile Business, JPY 17 million in Financial Services Business and JPY 454 million in Power Product & Other Businesses, respectively. It resulted in an increase of segment income. For further information, refer to “Other Information, 2. Changes in accounting policy, (b) Change in depreciation method”.

In addition to the disclosure required by U.S. GAAP, Honda provides the following supplemental information in order to provide financial statements users with useful information:

2. Supplemental geographical information based on the location of the Company and its subsidiaries

As of and for the three months ended June 30, 2011

	Yen (millions)
	Japan	North America	Europe	Asia	Other Regions	Total	Reconciling Items	Consolidated
Net sales and other operating revenue:
External customers	338,598	691,849	136,600	321,757	225,792	1,714,596	—	1,714,596
Transfers between geographic areas	286,778	42,093	14,313	51,695	4,131	399,010	(399,010)	—

Total	625,376	733,942	150,913	373,452	229,923	2,113,606	(399,010)	1,714,596

Operating income (loss)	(45,898)	18,512	(6,100)	25,107	15,744	7,365	15,214	22,579

Assets	2,860,699	6,022,027	490,959	1,016,487	689,407	11,079,579	142,680	11,222,259
Long-lived assets	1,041,330	1,820,632	105,220	230,674	152,075	3,349,931	—	3,349,931

As of and for the three months ended June 30, 2012

	Yen (millions)
	Japan	North America	Europe	Asia	Other Regions	Total	Reconciling Items	Consolidated
Net sales and other operating revenue:
External customers	511,962	1,155,552	122,018	430,662	215,715	2,435,909	—	2,435,909
Transfers between geographic areas	494,696	59,159	25,861	82,148	4,627	666,491	(666,491)	—

Total	1,006,658	1,214,711	147,879	512,810	220,342	3,102,400	(666,491)	2,435,909

Operating income (loss)	60,978	82,217	(7,634)	31,750	12,277	179,588	(3,575)	176,013

Assets	3,083,742	6,171,577	490,333	1,143,591	676,759	11,566,002	(43,477)	11,522,525
Long-lived assets	1,065,580	1,951,193	101,928	277,302	139,617	3,535,620	—	3,535,620

Explanatory notes:

1.	Major countries or regions in each geographic area:

North America	United States, Canada, Mexico
Europe	United Kingdom, Germany, France, Italy, Belgium
Asia	Thailand, Indonesia, China, India, Vietnam
Other Regions	Brazil, Australia

2.	Sales and revenues between geographic areas are generally made at values that approximate arm’s-length prices.

3.	Unallocated corporate assets, included in reconciling items, amounted to JPY 354,296 million as of June 30, 2011 and JPY 253,703 million as of June 30, 2012 respectively, which consist primarily of cash and cash equivalents, available-for-sale securities and held-to-maturity securities held by the Company. Reconciling items also include elimination of transactions between geographic areas.

4.	Previously, Honda used principally the declining-balance method for calculating the depreciation of property, plant and equipment. Effective April 1, 2012, Honda changed to the straight line method of depreciation. As a result of the change in depreciation method, depreciation expense decreased by approximately JPY 8,056 million in Japan, JPY 1,319 million in North America, JPY 257 million in Europe and JPY 507 million in Asia, respectively. It resulted in an increase of segment income. For further information, refer to “Other Information, 2. Changes in accounting policy, (b) Change in depreciation method”.

[7] Other

1.	Revisions of the prior year’s Consolidated Statements of Cash Flow

Revisions have been made to adjust overstatements in both acquisitions of finance subsidiaries-receivables and collections of finance subsidiaries-receivables in the consolidated statements of cash flows, that amounted to JPY 11,290 million for the fiscal three months ended June 30, 2011.

The revisions have no impact on net cash used in investing activities.

2.	Impairment loss on investments in affiliate

For the three months ended June 30, 2012, Honda recognized impairment loss of JPY 6,526 million, net of tax, on certain investments in affiliates which have quoted market values because of other-than-temporary decline in fair value below their carrying values. The fair values of the investments were based on quoted market price. The impairment loss is included in equity in income of affiliates in the accompanying consolidated statement of income.